September 13, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (301) 986-6079</u>

Mr. Scott V. Schneider
Senior Vice President, Treasurer and Secretary
Saul Centers, Inc.
7501 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814

Re: **Saul Centers, Inc.**
        Form 10-K for the year ended December 31, 2005
        Filed March 13, 2006
        File No. 1-12254

Dear Mr. Schneider:

        We have reviewed your filing and have the following comment. In our comment, we ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comment or on any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Management's Discussion and Analysis</u>

<u>Funds from Operations, page 49</u>

1.   Please clarify whether it is your intention that investors use FFO as a measure of your
        liquidity or operating performance. We note on page 33 that you present FFO along with
        GAAP basis cash flow information. You also disclose your belief that FFO provides
        investors with an indication of the ability of the Company to incur and service debt, to
        make capital expenditures and to fund other cash needs. However, you reconcile FFO to
        net income, which suggests it is a performance measure. If you intend FFO to be a
        measure of liquidity then please replace your reconciliation with a reconciliation of FFO
        to cash flows calculated in accordance with GAAP. Otherwise, you should provide the

Mr. Scott V. Schneider
Saul Centers, Inc.
September 13, 2006

> comprehensive disclosures specified in the answer to Question 8 of the FAQ regarding the use of non-GAAP financial measures and remove those disclosures that imply it is a liquidity measure.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief